Itaú Unibanco Holding S.A.
(new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF AUGUST 10, 2009

The Board of Directors of ITAÚ UNIBANCO HOLDING S.A. (new corporate denomination of ITAÚ UNIBANCO BANCO MÚLTIPLO S.A., approved by the Extraordinary General Meeting of April 24, 2009 and pending ratification by the Brazilian Central Bank), on August 10, 2009, at 7:00 p.m., met at the company’s head office, with the legal quorum being present and under the presidency of Mr. Pedro Moreira Salles, for the purpose of deciding on the distribution of interest on capital complementary to shareholder remuneration paid on a monthly basis during the first half of 2009 and set against the mandatory dividend for the fiscal year 2009.

The matter was discussed and voted, the Directors unanimously deciding, on the basis of sub-item 13.2 of the bylaws and “ad referendum” of the General Meeting:

a)
to declare complementary interest on capital in the amount of R$0.20 per share, less 15% income tax at source, resulting in net interest of R$0.17 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)	to pay this complementary interest on capital on August 31, 2009, based on the closing stockholding position as of August 21, 2009.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, August 10, 2009. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairman; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer